UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at June 17, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: June 23, 2008

Print the name and title of the signing officer under his signature.

  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON MAKES KEY APPOINTMENTS IN MANAGEMENT & FINANCE

June 17, 2008, Vancouver - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) announces key appointments in corporate management and finance.

Greg McCunn has been appointed Chief Financial Officer of Farallon. Mr. McCunn holds Bachelor of Applied Science and Masters of Business Administration degrees. A Professional Engineer with over 15 years of domestic and international experience in the mining industry, his background includes roles in corporate development, project management and operations. Most recently, he was Vice President, Project Development for Zincore Metals and prior to that, he worked for the Hunter Dickinson group as a Senior Project Engineer. He has also worked for Placer Dome and Teck Cominco in corporate and operating functions.

Kevin Hart has recently joined the Company as Corporate Controller. A Certified Management Accountant, he has 14 years of experience in accounting and finance, joining Hunter Dickinson in 2001 as a Senior Accountant for various public companies with mineral explorations projects. In 2004, he was appointed Assistant Controller for Taseko Mines Limited and has been the Minesite Controller at its Gibraltar Mine in south-central British Columbia since 2007. He possesses expertise in financial and management reporting, inventory and costing system, administering and evaluating long-term sales contracts and in managing accounting, information technology and payroll.

Mr. McCunn is appointed as of June 29, 2008. He will replace Larry Yau, who is leaving the Company to pursue other opportunities. The Company wishes Larry well in his future endeavours.
Farallon is advancing the G-9 polymetallic (zinc, copper, silver, gold, lead) project at its Campo Morado Property in Mexico through a "Parallel Track" program. Exploration drilling is expanding and confirming the high-grade mineralization within the G-9 deposit, in parallel with mine planning, equipment acquisition and site preparation and construction activities with the goal of beginning production in July 2008.

For further details on Farallon Resources Ltd., please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.